SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Endowment Registered Fund, L.P.

(Name of Issuer)

The Endowment Registered Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

With a copy to:

A. Haag Sherman c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(April 17, 2009)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$219,000,000(a)	$12,220.20(b)

(a)	Calculated as the aggregate maximum purchase price for limited partnership interests. The aggregate maximum price is subject to being reduced to as little as $218,536,000, as set forth below.

(b)	Calculated at $55.80 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

As disclosed in the Private Placement Memorandum of The Endowment Registered Fund, L.P. (the “Fund” or the “Registered Fund”) as amended on July 8, 2008, and amended from time to time (the “PPM”), it is anticipated that on a quarterly basis, subject to Board approval, the Fund will offer to buy your limited partnership interests (“Interests”) or a portion thereof, at their estimated net asset value (which is calculated as the estimated value of the Fund’s assets minus its liabilities). This offer will remain open until midnight on May 22, 2009. Estimated net asset value will be calculated for this purpose on June 30, 2009 (also referred to herein as the “Valuation Date”). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the PPM.

Following this summary is a formal notice of the Fund’s offer to purchase all or a portion of your Interests. This offer remains open to you until midnight on May 22, 2009. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by midnight, May 22, 2009 (also referred to herein as the “Expiration Date”), you may still withdraw your Interests at any time after May 22, 2009, assuming your tender has not been accepted.

If an investor would like the Fund to purchase his or her Interests, the investor generally should mail a Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Endowment Advisers, L.P. (the “Investment Adviser”) at P.O. Box 182663, Columbus, Ohio 43128-2663, Attention: The Endowment Fund, or fax it to the Investment Adviser at (866) 624-0077, Attention: The Endowment Fund, so that it is received before midnight, Central time, May 22, 2009. If he or she chooses to fax the Letter of Transmittal, he or she should mail the original Tender Offer Form to the Investment Adviser promptly after faxing it (although the original page does not have to be received before midnight, May 22, 2009). Investors whose broker of record is Merrill, Lynch, Pierce, Fenner & Smith, Inc. (“Merrill”) should mail or fax the Letter of Transmittal (the Tender Offer Form will suffice) to their financial adviser, instead of to the Investment Adviser, by the deadline set forth above (i.e., before midnight, Central time, May 22, 2009).

The value of your limited partnership interests (“Interests”) is likely to change between February 28, 2009 (the last time net asset value was calculated and communicated to you) and June 30, 2009, when the value of your investment will be determined for purposes of calculating your purchase price. If you would like to obtain the estimated net asset value of your Interests, which the Fund’s administrator calculates monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests, you may contact the Support Desk of the Investment Adviser at (800) 725-9456, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Central Time.

Please note that just as you have the opportunity to have your Interests repurchased in the Offer and the right to withdraw your tender on or before the Expiration Date, the Fund has the right to cancel, amend or postpone this offer at any time before midnight, May 22, 2009. Also realize that although the tender offer expires on May 22, 2009, you remain a partner in the Fund until June 30, 2009, when the estimated net asset value of your Interests is calculated.

Item 2.	Issuer Information.

(a) The name of the issuer is The Endowment Registered Fund, L.P. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is limited partnership interests or portions thereof in the Fund. (As used herein, the term “Interest” or “Interests,” as the context requires, shall refer to the limited partnership interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the limited partnership interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.) As of the close of business on February 28, 2009, there was approximately $2,283,415,236 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $219,000,000 of Interests (subject to reduction, as set forth below) that are tendered by and not withdrawn prior to 12:00 midnight, Central time, on May 22, 2009, subject to any extension of the Offer to Purchase.

The Fund is one of several “feeder” funds that invests all of its capital into The Endowment Master Fund, L.P. (the “Master Fund”), which then invests its capital in Investment Funds. The Board of the Master Fund has approved a tender offer for up to $463,000,000 of capital of its investors, including the Fund and the other “feeder funds”. The Board of the Registered Fund has approved a tender offer of up to $219,000,000, subject to reduction as set forth below.

The Master Fund has approximately $4,635,468,402 in estimated net asset value as of March 31, 2009, with the Fund comprising approximately $2,187,139,413 (or approximately 47.2%) of such amount. Assuming that all of the other “feeder” funds in the Master Fund (including the Registered Fund) tendered interests in excess of their ratable portion of the $463,000,000 tender offer being made by the Master Fund, then each “feeder” fund, including the Fund, would have the amount available for repurchase reduced proportionately.

Since the Registered Fund comprises approximately 47.2% of the capital of the Master Fund, the Partners in the Fund would only be permitted to have approximately $218,536,000 of their interests repurchased (calculated as 47.2% of the total $463,000,000 repurchase offer being made by the Master Fund) if it was ratably reduced. Otherwise, it is anticipated that the Registered Fund will be able to tender $219,000,000. Thus, the maximum amount of this tender offer shall be between $219,000,000 and $218,536,000 (such amount being referred to herein as the “Maximum Amount”)

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement of Limited Partnership dated as of May 1, 2006 (the “LP Agreement”).

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is The Endowment Registered Fund, L.P. The Fund’s principal executive office is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The investment adviser of the Fund is Endowment Advisers, L.P. The principal executive office of the Investment Adviser is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The Investment Adviser’s Investment Committee and Managing Directors are Messrs. John A. Blaisdell, Andrew B. Linbeck, A. Haag Sherman and Mark W. Yusko (herein defined as the “Managers”). Their address is c/o Endowment Advisers, L.P. at 4265 San Felipe, 8th Floor, Houston, Texas 77027.

Item 4.	Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $219,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, Central Standard Time, on May 22, 2009, subject to any extension of the Offer to Purchase (the “Expiration Date”).

(ii) The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on June 30, 2009, if the Offer to Purchase expires on the expected expiration date of May 22, 2009.

•

The initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased Interest (or portion thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) the 30th day after the Valuation Date, or (2) in the sole discretion of the Adviser, if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Master Fund from the Investment Funds (the “Investment Fund Payment Date”).

•

The second and final payment (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Interest (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Adviser anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

•

Notwithstanding anything in the foregoing to the contrary, in the event that a Partner has requested the repurchase of a portion of its Interest which would result in such Partner continuing to hold at least 10% of the value of its Interest as of December 31 of the fiscal year ending immediately prior to the fiscal year in which such request was made, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Valuation Date, provided that if the Master Fund, in the sole discretion of the Adviser, has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, such payment may be postponed until 10 business days after the applicable Investment Fund Payment Date. Such payment shall be in an amount equal to the excess, if any, of (1) the value of the repurchased Interest (or portion thereof), determined as of the Valuation Date, based upon information known to the Fund as of the date of the Final Payment, over (2) the Initial Payment. If, based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Interest was repurchased was incorrect, the Fund shall, as promptly as practicable after the completion of such audit, decrease such Partner’s capital account balance by the amount of any overpayment, or increase such Partner’s capital account balance by the amount of any underpayment, as applicable.

The repurchase of Interests is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Interests, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for the Fund and its Partners, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine the value of its net assets, and other unusual circumstances.

Each Partner whose Interest (or portion thereof) has been accepted for repurchase will continue to be a Partner of the Fund until the Valuation Date (and thereafter if its Interest is repurchased in part) and may exercise its voting rights with respect to the repurchased Interest (or portion thereof) until the Valuation Date. Moreover, the capital account maintained in respect of a Partner whose Interest (or portion thereof) has been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Partner’s capital account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

Upon its acceptance of tendered Interests or portions of Interests for repurchase, the Fund will maintain on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Interests.

Payments for repurchased Interests may require the Fund to liquidate portfolio holdings in Investment Funds earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, a reduction in the Fund’s tax efficiency and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

As approved by the Board, and in certain instances, a 2% Early Repurchase Fee will be charged by the Fund (and inure to the benefit of the remaining Partners) with respect to any repurchase of an Interest (or portion thereof) from a Partner at any time prior to the business day immediately preceding the one-year anniversary of the Partner’s purchase of such Interest (or portion thereof). Partial Interests tendered for repurchase will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of an Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent net profits and net losses) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (adjusted for subsequent net profits and net losses) until such capital contribution is decreased to zero.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges (except for direct costs and expenses, such as wiring fees) on the repurchase of Interests, although it may allocate to Partners whose Interests are repurchased withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from one or more Investment Funds as a result of Partner repurchase tenders and such charges are imposed on the Fund.

A Partner who tenders some but not all of the Partner’s Interest for repurchase will be required to maintain a minimum capital account balance of $100,000. Such minimum capital account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Partner so that the required capital account balance is maintained.

In the event that the Adviser or any of its affiliates holds an Interest (or portion of an Interest) in its capacity as a Partner, such Interest (or portion of an Interest) may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Partners.

A copy of: (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; and (iii) a form of Letter of Transmittal are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

(iii) The scheduled expiration date is 12:00 midnight, Central Standard Time, May 22, 2009.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the Offer to Purchase, the estimated net asset value of such Interests will be determined approximately one month after the Offer to Purchase actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

(vi) Interests may be withdrawn at any time before 12:00 midnight, Central Standard Time, May 22, 2009 and, if tendered Interests have not then been accepted by the Fund, at any time after May 22, 2009.

(vii) Investors wishing to tender Interests pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to the Investment Adviser, to the attention of The Endowment Fund, at the address set forth in Section 4 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of The Endowment Fund, at the fax number set forth in Section 4 of the Offer to Purchase. Investors whose broker of record is a Merrill financial adviser should send or deliver, or fax, the completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to their financial adviser instead of to the Investment Adviser. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal (the Tender Offer Form will suffice) promptly thereafter.

Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after May 22, 2009. To be effective, any notice of withdrawal must be timely received by the Investment Adviser at the address or fax numbers set forth in Section 4 of the Offer to Purchase, or in the case of Merrill clients, by their Merrill financial adviser. A form to use to give notice of withdrawal is available by calling, in the case of Merrill clients, their Merrill financial adviser or, for all other investors, the Investment Adviser at the phone number indicated in Section 5 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives oral or written notice to the tendering investor of its election to purchase such Interests.

(ix) If more than the Maximum Amount of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining investors to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing investors from time to time.

(xi) Not applicable.

(xii) An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering investor has received full payment. This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Interest at the time the gain or loss is recognized. However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” exceeds the investor’s basis in such unrealized receivables, as determined pursuant to the United States Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Interest.

Pursuant to the authority granted to it under the LP Agreement, the Investment Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of the Investment Adviser or any of the Managers or members of the Board of the Fund to have their Interests acquired in this tender offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s PPM and the LP Agreement, which were provided to each Partner in advance of subscribing for Interests, provide that the Fund’s Board has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser or the Fund’s Board; and (ii) any person, with respect to Interests. On January 16, 2009, the Master Fund offered to repurchase Interests as of March 31, 2009 from partners and approximately $220 million worth of Interests was tendered.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer to Purchase is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the LP Agreement.

(b) Interests that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the Sharing Ratios of remaining Partners in the Fund (assuming no further issuances of Interests).

(c) Neither the Fund nor the Investment Adviser nor any of the Managers or Directors of the Fund (nor members of the Board of Directors) have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Fund (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund (except for periodic discretionary solicitations of tender offers); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Investment Adviser or the Managers or Directors of the Fund (except as per the following discussion), or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Managers or Directors of the Fund, to fill any existing vacancy for a Manager or to change any material term of the investment advisory arrangements with the Investment Adviser (the Board presently is conducting a search for an Independent Director of the Fund to fill an existing vacancy created by the resignation of Mr. Scott Wise effective December 31, 2008); (5) a sale or transfer of a material amount of assets of the Fund (other than as the Managers or Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed the Maximum Amount (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b) below.

(b) Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.

Item 8.	Interest in Securities of the Issuer.

(a) Based on February 28, 2009 estimated values, Mr. John A. Blaisdell, a Manager, Director, and Co-Principal Executive Officer beneficially owns $107,572 of Interests in the Fund and an aggregate of $990,081 of the Interests in the Master Fund and all funds overseen by the Investment Adviser (which amount includes $107,572 in investments made by affiliates of which Mr. Blaisdell is a member of the governing body).

Based on February 28, 2009 estimated values, Mr. Andrew B. Linbeck, a Manager, Director, and Co-Principal Executive Officer beneficially owns $739,811 of Interests in the Fund and an aggregate of $977,410 of the Interests in the Master Fund and all funds overseen by the Investment Adviser (which amount includes $107,572 in investments made by affiliates of which Mr. Linbeck is a member of the governing body).

Based on February 28, 2009 estimated values, Mr. John E. Price, Principal Financial Officer, beneficially owns $18,900 of Interests in the Fund and an aggregate of $125,485 of the Interests in the Master Fund and all funds overseen by the Investment Adviser (which amount includes $18,900 in investments made by affiliates of which Mr. Price is a member of the governing body).

Based on February 28, 2009 estimated values, Mr. A. Haag Sherman, a Manager, Director, and Co-Principal Executive Officer beneficially owns $107,572 of Interests in the Fund and an aggregate of $319,302 of the Interests in the Master Fund and all funds overseen by the Investment Adviser (which amount includes $107,572 in investments made by affiliates of which Mr. Sherman is a member of the governing body).

Based on February 28, 2009 estimated values, Mr. Mark W. Yusko, a Manager and Director, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $1,806,716 of the Interests in the Master Fund and all funds overseen by the Investment Adviser.

Based on February 28, 2009 estimated values, Mr. Adam L. Thomas, Secretary, beneficially owns $30,586 of Interests in the Fund and an aggregate of $418,790 of the Interests in the Master Fund and all funds overseen by the Investment Adviser (which amount includes $30,586 in investments made by affiliates of which Mr. Thomas is a member of the governing body).

Based on February 28, 2009 estimated values, Mr. Scott F. Schwinger, Independent Director, beneficially owns $150,903 of the Interests in the Fund.

No other employees filing reports pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, own interests in the Fund.

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

The financial statements of the Fund dated December 31, 2008 and the schedule of investments dated December 31, 2008, filed with the SEC on EDGAR on Form N-CSR on March 5, 2009, are hereby incorporated by reference.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(b) None.

Item 12.	Exhibits.

99.1	Cover Letters to Offer to Purchase and Letters of Transmittal.

99.2	Offers to Purchase.

99.3	Forms of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2009

THE ENDOWMENT REGISTERED FUND, L.P.

By:	/s/ A. Haag Sherman
Name:	A. Haag Sherman
Title:	Co-Principal Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letters to Offer to Purchase and Letter of Transmittal.

99.2	Offers to Purchase.

99.3	Forms of Letter of Transmittal.